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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                             Atwood Oceanics, Inc.
                               (Name of Issuer)

                         Common Stock, $1.00 par value
                        (Title of Class of Securities)

                                   50095108
                                (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                               Page 1 of 6 Pages
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SCHEDULE 13G
CUSIP NO. 50095108
Page 2 of 6 Pages

1    NAME OF REPORTING PERSON:  Wanger Asset Management, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3820584
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable
          a ( )     b ( )
3    SEC USE ONLY
4    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH:
5    SOLE VOTING POWER:  None
6    SHARED VOTING POWER:  536,000
7    SOLE DISPOSITIVE POWER:  None
8    SHARED DISPOSITIVE POWER:  536,000
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 536,000
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ( )
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  3.96%
12   TYPE OF REPORTING PERSON:  IA
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SCHEDULE 13G
CUSIP NO. 50095108
Page 3 of 6 Pages

1    NAME OF REPORTING PERSON:  Wanger Asset Management, Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable
          a ( )     b ( )
3    SEC USE ONLY
4    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH:
5    SOLE VOTING POWER:  None
6    SHARED VOTING POWER:  536,000
7    SOLE DISPOSITIVE POWER:  None
8    SHARED DISPOSITIVE POWER:  536,000
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 536,000
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:  ()
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  3.96%
12   TYPE OF REPORTING PERSON:  CO
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Page 4 of 6 Pages

Item 1(a)  Name of Issuer: Atwood Oceanics, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            15835 Park Ten Place Drive, Suite 200
            Houston, TX 77084

Item 2(a)   Name of Person Filing:
              Wanger Asset Management, L.P. ("WAM");
              Wanger Asset Management, Ltd., the general partner of WAM
                ("WAM LTD.")

Item 2(b)   Address of Principal Business Office:
              WAM and WAM LTD. are located at:
              227 West Monroe Street, Suite 3000
              Chicago, Illinois 60606

Item 2(c)   Citizenship:
              WAM is a Delaware limited partnership.
              WAM LTD. is a Delaware corporation.

Item 2(d)   Title of Class of Securities:  Common Stock, $1.00 par value

Item 2(e)   CUSIP Number: 50095108

Item 3      Type of Person:
            (e) WAM is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940; WAM LTD. is the general partner of the Investment Adviser.

Item 4      Ownership (at December 31, 1997):
            (a) Amount owned "beneficially" within the meaning of rule 13d-3: 536,000 shares
            (b) Percent of class: 3.96% (based on 13,550,176 shares outstanding at 11/28/97)
            (c)  Number of shares as to which such person has:
                   (i)  sole power to vote or to direct the vote:  None
                  (ii)  shared power to vote or to direct the vote: 536,000
                 (iii) sole power to dispose or to direct the disposition of: None
                  (iv) shared power to dispose or to direct the disposition of: 536,000
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Page 5 of 6 Pages

Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            The shares reported herein have been acquired on behalf of discretionary clients of WAM. Persons other than WAM are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
            Not Applicable

Item 8      Identification and Classification of Members of the Group:
            Not Applicable

Item 9      Notice of Dissolution of Group:
            Not Applicable

Item 10     Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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Page 6 of 6 Pages

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 1998

                    The undersigned corporation, on the date above written, agrees and consent to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

                                          WANGER ASSET MANAGEMENT, LTD.
                                            for itself and as general partner of
                                            WANGER ASSET MANAGEMENT, L.P.

                                          By:/s/  Bruce H. Lauer
                                            ---------------------------
                                               Bruce H. Lauer
                                               Vice President